EXHIBIT 15.4

                 Pro-Forma Consolidated Financial Statements of

                             Centrasia Mining Corp.,

                               as of May 31, 2005

--------------------------------------------------------------------------------



                             CENTRASIA MINING CORP.
                      (FORMERLY BARADERO RESOURCES LIMITED)

                   PROFORMA CONSOLIDATED FINANCIAL STATEMENTS


--------------------------------------------------------------------------------

                                                                        D & H
                                                                        group
COMPILATION REPORT ON                                                 Chartered
PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS                          Accountants


To the Directors of
Centrasia Mining Corp. (formerly Baradero Resources Limited):


We have read the accompanying unaudited pro forma consolidated financial statements of Centrasia Mining Corp. (the "Company") and have performed the following procedures.

1. Compared the figures in the columns captioned "Centrasia Mining Corp.", "0724000 B.C. Ltd." and "Bulakashu Mining Company Ltd." to the audited consolidated financial statements of the Company for the year ended May 31, 2005 and to the audited financial statements of 0724000 B.C. Ltd. and Bulakashu Mining Company Ltd. as appropriate, and found them to be in agreement.

2. Compared the figures in the columns captioned "Centrasia Mining Corp. - Year ended May 31, 2005", "0724000 B.C. Ltd. - Year ended May 31, 2005" and "Bulakashu Mining Company Ltd. - June 9, 2004 to May 31, 2005" to the audited consolidated financial statements of the Company for the year ended May 31, 2005 and to the audited financial statements of 0724000 B.C. Ltd. and of Bulakashu Mining Company Ltd. and found them to be in agreement.

3. Made enquiries of certain officials of the Company who have responsibility for financial and accounting matters about:

     (a)  the basis for determination of the pro forma adjustments; and
     (b) whether the pro forma consolidated financial statements comply as to form in all material respects with the requirements of the Securities and Exchange Commission.

     The officials:

     (a) described to us the basis for determination of the pro forma adjustments; and
     (b) stated that the pro forma consolidated statements comply as to form in all material respects with the requirements of the Securities and Exchange Commission.

4.   Read the  notes to the pro forma  consolidated  financial  statements,  and
     found  them  to  be  consistent   with  the  basis   described  to  us  for
     determination of the pro forma adjustments.

5. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the above noted columns and found the amounts in the column captioned "Pro forma Centrasia Mining Corp." to be arithmetically correct.

A pro forma financial statement is based on management's assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.


                                                           /s/ D&H GROUP LLP

Vancouver, B.C.
October 21, 2005                                           CHARTERED ACCOUNTANTS

                                  D&H Group LLP
               a BC Limited Liability Partnership of Corporations
               member of BHD Association with affiliated offices
                       across Canada and Internationally
            10th Floor, 1333 West Broadway, Vancouver, B.C. V6H 4C1
                www.dhgroup.ca F (604) 731-9923 T (604) 731-5881

                             CENTRASIA MINING CORP.
                      (FORMERLY BARADERO RESOURCES LIMITED)
                       PROFORMA CONSOLIDATED BALANCE SHEET
                               AS AT MAY 31, 2005


                                                                                                                       PROFORMA
                                                 CENTRASIA        0724000        BULAKASHU          PROFORMA          CENTRASIA
                                                  MINING            B.C.          MINING          ADJUSTMENTS           MINING
                                                   CORP.            LTD.       COMPANY LTD.         (NOTE 2)             CORP.
                                                     $               $               $                 $                  $

                                   A S S E T S

CURRENT ASSETS

Cash                                                 32,417          22,634          23,314        21,850(a)(i)           710,735
                                                                                                 (16,355)(a)(ii)
                                                                                                  805,000(a)(iv)
                                                                                                 (18,125)(a)(v)
                                                                                                (110,000)(b)
                                                                                                 (50,000)(c)(ii)
Amounts receivable and prepaids                      26,149           6,582           1,790                                34,521
                                               ------------    ------------    ------------                          ------------
                                                     58,566          29,216          25,104                               745,256

ADVANCE                                              25,000               -               -      (25,000)(a)(iii)               -

OPTION ON BMC                                             -         306,727               -       137,000(c)(i)                 -
                                                                                                   50,000(c)(ii)
                                                                                                (493,727)(d)
UNPROVEN MINERAL INTERESTS                                -               -         100,571     (100,571)(e)                    -

OTHER ASSETS                                          2,628               -           8,509                                11,137
                                               ------------    ------------    ------------                          ------------
                                                     86,194         335,943         134,184                               756,393
                                               ============    ============    ============                          ============


                              L I A B I L I T I E S

CURRENT LIABILITIES

Accounts payable and accrued liabilities             21,675         107,076          13,358                               142,109
Current portion of advances                          16,355               -               -      (16,355)(a)(ii)                -
Indebtedness                                              -         418,125               -     (418,125)(a)(v)                 -
                                               ------------    ------------    ------------                          ------------
                                                     38,030         525,201          13,358                               142,109
ADVANCES                                                  -          25,000         147,493      (25,000)(a)(iii)               -
                                                                                                  137,000(c)(i)
                                                                                                (284,493)(d)
SHARE SUBSCRIPTIONS RECEIVED                         70,000               -               -      (70,000)(a)(iv)                -
                                               ------------    ------------    ------------                          ------------
                                                    108,030         550,201         160,851                               142,109
                                               ------------    ------------    ------------                          ------------


          S H A R E H O L D E R S ' E Q U I T Y ( D E F I C I E N C Y )


SHARE CAPITAL                                     1,825,453           4,654              29        21,850(a)(i)         1,249,697
                                                                                              (1,847,289)(a)(iii)
                                                                                                  875,000(a)(iv)
                                                                                                  400,000(a)(v)
                                                                                                   80,000(a)(v
                                                                                                (110,000)(b)  i)
CONTRIBUTED SURPLUS                                  18,255          18,457               -      (18,255)(a)(iii)          18,457

DEFICIT                                          (1,865,544)       (237,369)        (26,696)    1,865,544(a)(iii)        (653,870)
                                                                                                 (80,000)(a)(vi)
                                                                                                (209,234)(d)
                                                                                                (100,571)(e)
                                               ------------    ------------    ------------                          ------------
                                                    (21,836)       (214,258)        (26,667)                              614,284
                                               ------------    ------------    ------------                          ------------
                                                     86,194         335,943         134,184                               756,393
                                               ============    ============    ============                          ============


          The accompanying notes are an integral part of these proforma consolidated financial statements.

                             CENTRASIA MINING CORP.
                      (FORMERLY BARADERO RESOURCES LIMITED)
                 PROFORMA CONSOLIDATED STATEMENTS OF OPERATIONS




                                                                                 BULAKASHU
                                                 CENTRASIA        0724000         MINING
                                                  MINING            B.C.       COMPANY LTD.
                                                   CORP.            LTD.        JUNE 9,2004                        PROFORMA
                                                YEAR ENDED      YEAR ENDED          TO            PROFORMA         CENTRASIA
                                                  MAY 31,         MAY 31,         MAY 31,       ADJUSTMENTS         MINING
                                                   2005            2005            2005           (NOTE 2)           CORP.
                                                     $               $               $               $                $


EXPENSES

Amortization                                              -               -           1,027                             1,027
Audit                                                 6,997          12,000          12,500                            31,497
Filing fees                                           4,933           2,449               -                             7,382
Interest on indebtedness                                  -          25,062               -                            25,062
Legal                                                36,769          38,198               -                            74,967
Management fees                                      24,000          45,500               -                            69,500
Office                                                3,160          17,792          14,317                            35,269
Rent                                                      -           9,640               -                             9,640
Professional fees                                    45,825           9,514               -                            55,339
Stock-based compensation                             30,180               -               -                            30,180
Transfer agent's fees                                 6,954               -               -                             6,954
Travel and related costs                                  -           2,478               -                             2,478
Option interests and exploration costs                    -               -               -      80,000(a)(vi)        389,805
                                                                                                209,234(d)
                                                                                                100,571(e)
                                               ------------    ------------    ------------                      ------------
                                                    158,818         162,633          27,844                           739,100
                                               ------------    ------------    ------------                      ------------
LOSS BEFORE OTHER ITEMS                            (158,818)       (162,633)        (27,844)                         (739,100)
                                               ------------    ------------    ------------                      ------------
OTHER ITEMS

Interest and other income                            19,135               -               -                            19,135
Gain on sale of other assets                         35,153               -           1,648                            36,801
Unrealized foreign exchange gain (loss)              (4,212)          1,167            (500)                           (3,545)
                                               ------------    ------------    ------------                      ------------
                                                     50,076           1,167           1,148                            52,391
                                               ------------    ------------    ------------                      ------------
NET LOSS                                           (108,742)       (161,466)        (26,696)                         (686,709)
                                               ============    ============    ============                      ============






          The accompanying notes are an integral part of these proforma consolidated financial statements.

                             CENTRASIA MINING CORP.
                      (FORMERLY BARADERO RESOURCES LIMITED)
                                NOTES TO PROFORMA
                        CONSOLIDATED FINANCIAL STATEMENTS



1.       BASIS OF PRESENTATION

         The proforma consolidated financial statements have been prepared for inclusion in the Form 20F Annual Report (the "Annual Report") of Centrasia Mining Corp. (FORMERLY BARADERO RESOURCES LIMITED) ("Centrasia") relating to the following agreements by:

                  (i) Centrasia, 0724000 B.C. Ltd. ("724 BC") and the shareholders of 724 BC (the "724 BC Shareholders") whereby, effective September 14, 2005, Centrasia acquired 724 BC and giving effect to the transactions described in Note 2. Under the terms of the agreement, Centrasia issued one common share in its share capital in exchange for each issued and outstanding common share of 724 BC (the "Acquisition"); and

                  (ii) 724 BC, Bulakashu Mining Company Ltd. ("BMC") and Marsa Gold Corp. ("Marsa") whereby 724 BC has an option (the "Marsa Option") to purchase a 100% interest in BMC from Marsa. In order to exercise the Marsa Option in full, 724 BC must make cash payments totalling US $120,000 and issue 1,025,000 common shares to Marsa (assumed by Centrasia on completion of the Acquisition) as well as provide advances to BMC or incur exploration expenditures on the Bulakashu Gold Property of approximately US $2,250,000 over a period ending December 31, 2008.

         The proforma consolidated financial statements should be read in conjunction with the audited financial statements and other information referred to in the Annual Report. It has been compiled from:

         (a) the audited financial statements of Centrasia for the year ended May 31, 2005;

         (b) the audited financial statements of 724 BC for the year ended May 31, 2005; and

         (c) the audited financial statements of BMC for the period from formation on June 9, 2004, to May 31, 2005, translated into Canadian dollars at a rate of 1.2510 Canadian dollars for 1 United States dollar.

         Completion of the Acquisition resulted in the shareholders of 724 BC holding the majority of Centrasia's issued and outstanding common shares. Accordingly, the Acquisition will be treated for accounting purposes as a reverse takeover and the financial statements will reflect a continuation of the legal subsidiary, 724 BC, not Centrasia, the legal parent. In addition, the exercise of the Marsa Option will result in the acquisition of BMC by 724 BC. The proforma consolidated balance sheet shows the combination of the companies as if it occurred on May 31, 2005, the proforma consolidated statement of operations shows the results of operations as though the companies had combined on June 1, 2004.

         In the opinion of management, these proforma consolidated financial statements include all the adjustments necessary for fair presentation of the proposed transactions in accordance with United States generally accepted accounting principles. The proforma consolidated financial statements are not necessarily indicative of the results of operations or financial position that may be obtained in the future.

                             CENTRASIA MINING CORP.
                      (FORMERLY BARADERO RESOURCES LIMITED)
                                NOTES TO PROFORMA
                        CONSOLIDATED FINANCIAL STATEMENTS


2.       PROFORMA ADJUSTMENTS AND ASSUMPTIONS

         The unaudited proforma consolidated financial statements have been compiled assuming the transactions occurred on June 1, 2004, and gives effect to the following:

         CENTRASIA

         (a)      Subsequent to May 31, 2005, Centrasia:

                  (i) issued 115,000 common shares of its capital stock on the exercise of existing stock options for $21,850 cash proceeds;
                  (ii)     repaid $16,355 of advances;
                  (iii) issued 3,700,100 common shares of its capital stock to acquire 724 BC and 233,338 common shares in respect of a finder's fee;
                  (iv) conducted a non-brokered private placement and issued 4,375,000 units, for total proceeds of $875,000. Each unit comprises one common share of Centrasia and one warrant, entitling the holder to purchase an additional common share at a price of $0.40 per share on or before September 14, 2007. As at May 31, 2005, Centrasia had received $70,000 on account of the private placement;
                  (v) issued an aggregate of 1,900,000 units and 100,000 common shares of Centrasia on settlement of $400,000 principal of loans which had been made to 724 BC (the "724 BC Loans"), and paid $18,125 of accrued interest on the 724 BC Loans in cash; and
                  (vi) issued 200,000 common shares of its capital stock to Marsa at a fair vale of $80,000, under its assumption of 724 BC's shares issuance obligations pursuant to the Marsa Option. Under US GAAP the Company expenses the acquisition cost.

         (b) The remaining expenses associated with the Acquisition are estimated to be approximately $110,000, including a sponsorship fee of $35,000. These costs are reflected in the proforma adjustments as a cash payment of $110,000 and a $110,000 charge to share capital.

         724 BC

         (c)      Subsequent  to May 31,  2005,  724 BC:

                  (i)      advanced a further $137,000 to BMC; and
                  (ii) paid $50,000 (US $40,000) to Marsa pursuant to the Marsa Option.

         (d) 724 BC consolidating its investment in BMC under the Marsa Option as of June 9, 2004, BMC's date of formation. On consolidation, deferred acquisition costs are expensed.

         BMC

         (e) Under US GAAP, the unproven mineral interest costs are expensed as incurred.